**Exhibit 99.2**



# Associated Estates Realty Corporation
# Second Quarter 2010
# Earnings Release and Supplemental Financial Data



Riverside Station, a Class A property located in Woodbridge, VA, was acquired by Associated Estates on May 18, 2010. The community was built in 2005 and is located 20 miles south of Washington, D.C. The 304 unit property is located adjacent to a Virginia Railway Express (VRE) station and is two miles east of I-95, which allows for an easy commute to Washington D.C. Riverside Station is in close proximity to major employment centers, Potomac Mills Mall, Potomac Town Center and Leesylvania State Park. Many of the units have views of the Potomac River and amenities include both attached and detached garages, a fitness center, playground, outdoor pool, media room and executive business center.

| Riverside Station | Phone: | (866) 861-1244 |
| 14110 Big Crest Lane | Fax: | (703) 583-1185 |
| Woodbridge, Virginia 22191 | Web Site: | www.riversidestation.com |

**Investor Contact:**
**Jeremy Goldberg**
Senior Director of Corporate Finance
   and Investor Relations
(216) 797-8715
jgoldberg@AssociatedEstates.com

**Media Contact:**
**Kimberly Kanary**
Director of Corporate Communications
(216) 797-8718
kkanary@AssociatedEstates.com

**Associated Estates Realty Corporation**
**Second Quarter 2010**
**Supplemental Financial Data**

## Table of Contents


| Table of Contents | Page |
|---|---|
| Earnings Release | 3 |
| Financial and Operating Highlights | 5 |
| Condensed Consolidated Balance Sheets | 8 |
| Consolidated Statements of Operations | 9 |
| Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD) | 10 |
| Discontinued Operations | 11 |
| Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures | 13 |
| Fees, Reimbursements and Other Revenue, Direct Property Management and Service Company Expense and General and Administrative Expense | 14 |
| Same Community Data | 15 |
| Second Quarter Property Revenue | 18 |
| Second Quarter Property Operating Expenses | 19 |
| Second Quarter Property Net Operating Income (Property NOI) | 20 |
| Year-to-Date Property Revenue | 21 |
| Year-to-Date Property Operating Expenses | 22 |
| Year-to-Date Property Net Operating Income (Property NOI) | 23 |
| Debt Structure | 24 |
| 2010 Financial Outlook | 25 |
| Definitions of Non-GAAP Financial Measures | 26 |


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2010 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; our ability to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units that we own or manage; competition from other available multifamily units and changes in market rental rates; new acquisitions and/or development projects may fail to perform in accordance with our expectations; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases; our inability to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against us; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by our insurance; catastrophic property damage losses that are not covered by our insurance; our ability to acquire properties at prices consistent with our investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence, among others; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and construction and construction business risks.

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS**
**Same Community Revenue and Occupancy Up**

Cleveland, Ohio – July 26, 2010 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the second quarter ended June 30, 2010 of $0.15 per common share (basic and diluted), compared with $0.33 per common share (basic and diluted), for the second quarter ended June 30, 2009.  FFO as adjusted for the second quarter of 2010 was $0.21 per common share (basic and diluted) after adjusting for non-cash charges of approximately $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt, or $0.06 per common share.  FFO as adjusted for the second quarter of 2009 was $0.33 per common share (basic and diluted).  The lower per share 2010 FFO and FFO as adjusted amounts reflect the issuance of 14.4 million shares during the first half of 2010.

Net loss applicable to common shares was $4.5 million or $0.17 per common share (basic and diluted) for the second quarter ended June 30, 2010, compared with net income applicable to common shares of $10.3 million or $0.62 per common share (basic and diluted) for the second quarter ended June 30, 2009.  The June 30, 2009 results include $0.78 per share (basic and diluted) attributable to income from discontinued operations; primarily due to gains from a property disposition.

Total revenue for the second quarter 2010 was $34.9 million compared with $32.7 million for the second quarter 2009.

"Apartment conditions in the first half were better than we expected," said Jeffrey I. Friedman, president and chief executive officer.  "Our management team continues to be extremely focused during this choppy economic recovery," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

**Same Community Portfolio Results**
Net operating income (NOI) for the second quarter of 2010 for the Company's same community portfolio decreased 0.2 percent as a result of revenue increasing 0.6 percent and property operating expenses increasing 1.7 percent, compared with the second quarter of 2009.  Physical occupancy was 96.6 percent at the end of the second quarter as compared with 95.4 percent at the end of the second quarter of 2009.  Average net rent collected per unit for the second quarter for the same community properties was $859 per month compared with $855 in the second quarter of 2009.  Net rent collected per unit for the second quarter for the Company's same community Midwest portfolio decreased 0.4 percent to $785 and net collected rent per unit for the Company's same community Mid-Atlantic portfolio decreased 0.2 percent to $1,165, while net rent collected per unit for the Company's same community properties in the Southeast markets increased 3.0 percent to $900.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 through 23.

**First Half Performance**
FFO as adjusted for the six months ended June 30, 2010, was $0.39 per common share (basic and diluted) and excludes a credit to expenses of $553,000 or approximately $0.02 per common share for a refund of defeasance costs on certain previously defeased loans and the previously mentioned non-cash charges of $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt.  FFO as adjusted for the first half of 2009 was $0.65 per common share (basic and diluted) and excludes a credit to expenses of $563,000 or approximately $0.03 per common share for a refund of defeasance costs on certain previously defeased loans.  As previously mentioned, the lower per share 2010 FFO and FFO as adjusted amounts reflect the issuance of 14.4 million shares during the first half of 2010.

For the six months ended June 30, 2010, net loss applicable to common shares was $8.5 million or $0.35 per common share (basic and diluted) compared to net income applicable to common shares of $9.3 million or $0.56 per common share (basic and diluted) for the period ended June 30, 2009.  The results for the six month period ended June 30, 2009, include income from discontinued operations of $0.94 per common share; primarily due to gains from property dispositions.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included on page 10.

NOI for the six months ended June 30, 2010, for the Company's Same Community portfolio, decreased 1.0 percent due to flat revenue and a 1.4 percent increase in property operating expenses compared to the first six months of 2009.

**Acquisitions**
On May 18, the Company purchased Riverside Station Apartments, a Class A apartment community located in Woodbridge, Virginia.  The property was built in 2005, contains 304 units and is approximately 20 miles south of the District of Columbia.

**Equity and Debt Financing**
The Company completed the sale of 14,375,000 common shares in the first half of 2010 resulting in net proceeds of approximately $169.2 million.  The use of proceeds included repaying debt, redeeming preferred shares and partially funding the Woodbridge, Virginia acquisition.

As of June 30, 2010, the Company had $35.0 million outstanding on its $150.0 million unsecured revolving credit facility.  For the remainder of 2010, the Company has $21.0 million of debt maturing in December, which it plans to refinance.

"It's been a transformational first half.  Given our capital market activity and the impact of the use of proceeds from that activity, our balance sheet is very well-positioned," said Lou Fatica, vice president, chief financial officer and treasurer.

**2010 Outlook**
The Company has increased its current full year FFO as adjusted guidance range to $0.87 to $0.93 per common share.  Detailed assumptions relating to the Company's earnings guidance can be found on page 25.

**Conference Call**
A conference call to discuss the results will be held on Tuesday, July 27 at 2:00 p.m. Eastern.  To participate in the call:

**Via Telephone:** The dial-in number is 800-860-2442, and the passcode is "Estates."

**Via the Internet (listen only):**  Access the Company's website at  www.AssociatedEstates.com.  Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q2 2010 Earnings Webcast" link.  The webcast will be archived through August 10, 2010.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**For the Three and Six Months Ended June 30, 2010 and 2009**
*(Unaudited; in thousands, except per share and ratio data)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| **OPERATING INFORMATION** | 2010 | 2009 | 2010 | 2009 |
| Total revenue | $ 34,880 | $ 32,748 | $ 67,836 | $ 65,137 |
| Property revenue | $ 32,962 | $ 32,138 | $ 64,607 | $ 63,962 |
| Net (loss) income applicable to common shares | $ (4,547) | $ 10,250 | $ (8,503) | $ 9,260 |
| Per share - basic and diluted | $ (0.17) | $ 0.62 | $ (0.35) | $ 0.56 |
| Funds from Operations (FFO) [1] | $ 4,012 | $ 5,418 | $ 8,278 | $ 11,296 |
| FFO as adjusted [1] | $ 5,732 | $ 5,418 | $ 9,445 | $ 10,733 |
| FFO per share - basic and diluted | $ 0.15 | $ 0.33 | $ 0.34 | $ 0.69 |
| FFO as adjusted per share - basic and diluted | $ 0.21 | $ 0.33 | $ 0.39 | $ 0.65 |
| Funds Available for Distribution (FAD) [1] | $ 4,451 | $ 4,397 | $ 7,723 | $ 9,049 |
| Dividends per share | $ 0.17 | $ 0.17 | $ 0.34 | $ 0.34 |
| Payout ratio - FFO | 113.3% | 51.5% | 100.0% | 49.3% |
| Payout ratio - FFO as adjusted | 81.0% | 51.5% | 87.2% | 52.3% |
| Payout ratio - FAD | 106.3% | 63.0% | 106.3% | 61.8% |
| General and administrative expense | $ 3,692 | $ 3,165 | $ 7,397 | $ 6,304 |
| Interest expense [2] | $ 7,262 | $ 8,435 | $ 15,494 | $ 16,865 |
| Interest coverage ratio [3] | 1.92:1 | 1.79:1 | 1.75:1 | 1.78:1 |
| Fixed charge coverage ratio [4] | 1.70:1 | 1.60:1 | 1.55:1 | 1.59:1 |
| General and administrative expense to property revenue | 11.2% | 9.8% | 11.4% | 9.9% |
| Interest expense to property revenue | 22.0% | 26.2% | 24.0% | 26.4% |
| Property NOI [5] | $ 18,700 | $ 18,326 | $ 36,421 | $ 36,396 |
| ROA [6] | 7.7% | 8.0% | 7.7% | 8.0% |
| Same Community revenue increase (decrease) | 0.6% | (1.1)% | 0.0% | (0.7)% |
| Same Community expense increase | 1.7% | 0.1% | 1.4% | 2.0% |
| Same Community NOI decrease | (0.2)% | (1.9)% | (1.0)% | (2.7)% |
| Same Community operating margins | 56.6% | 57.0% | 56.3% | 56.9% |

(1)   See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $315 and $697 for 2010 and $301 and $617 for 2009. The six months ended 2010 excludes a credit of $(553) and the six months ended 2009 excludes a credit of $(563) for refunds of defeasance costs for previously defeased loans. In addition, the three and six months ended 2010 excludes $727 for issuance costs for the redemption of trust preferred securities.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 27 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding costs/credits, other prepayment costs and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**Second Quarter 2010**
*(Unaudited; in thousands, except per share and ratio data)*

| MARKET CAPITALIZATION DATA | | June 30, 2010 | | December 31, 2009 |
|---|---|---|---|---|
| Net real estate assets | $ | 682,443 | $ | 638,535 |
| Total assets | $ | 709,388 | $ | 662,505 |
| | | | | |
| Debt | $ | 463,716 | $ | 525,836 |
| Noncontrolling redeemable interest | $ | 1,734 | $ | 1,829 |
| Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares | $ | - | $ | 48,263 |
| Total shareholders' equity | $ | 212,011 | $ | 99,440 |
| | | | | |
| Common shares outstanding | | 32,120 | | 16,676 |
| Share price, end of period | $ | 12.95 | $ | 11.27 |
| | | | | |
| Total market capitalization | $ | 879,670 | $ | 762,038 |
| | | | | |
| Undepreciated book value of real estate assets | $ | 1,000,602 | $ | 940,643 |
| | | | | |
| Debt to undepreciated book value of real estate assets | | 46.3% | | 55.9% |
| Debt and preferred stock to undepreciated book value of real estate assets | | 46.3% | | 61.0% |
| Debt to total market capitalization | | 52.7% | | 69.0% |
| Debt and preferred stock to total market capitalization | | 52.7% | | 75.3% |
| | | | | |
| Annual dividend | $ | 0.68 | $ | 0.68 |
| | | | | |
| Annual dividend yield based on share price, end of period | | 5.3% | | 6.0% |

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**Second Quarter 2010**

| PORTFOLIO INFORMATION | Properties | Number of Units | Average Age of Owned Properties |
|---|---|---|---|
| Company Portfolio: | | | |
| Directly Owned: | | | |
| Same Community Midwest | 34 | 7,648 | 18 |
| Same Community Mid-Atlantic | 6 | 1,471 | 13 |
| Same Community Southeast | 8 | 2,989 | 14 |
| Total Same Community | 48 | 12,108 | 16 |
| | | | |
| Acquisitions | 1 | 304 | 5 |
| Development [1] | - | 60 | - |
| Total Directly Owned | 49 | 12,472 | 16 |
| Third Party Managed | 1 | 258 | |
| Total Company Portfolio | 50 | 12,730 | |

(1)  Represents 60 units recently constructed on vacant land adjacent to River Forest Apartments in Richmond, Virginia.

**Associated Estates Realty Corporation**
**Condensed Consolidated Balance Sheets**
**Second Quarter 2010**
*(Unaudited; dollar amounts in thousands)*

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| | | |
| Real estate assets | | |
| Investment in real estate | $ 999,941 | $ 935,846 |
| Construction in progress | 661 | 4,797 |
| Less: accumulated depreciation | (318,159) | (302,108) |
| Real estate, net | 682,443 | 638,535 |
| Cash and cash equivalents | 6,127 | 3,600 |
| Restricted cash | 7,868 | 7,093 |
| Other assets | 12,950 | 13,277 |
| **Total assets** | $ 709,388 | $ 662,505 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| | | |
| Mortgage notes payable | $ 428,716 | $ 487,556 |
| Unsecured revolving credit facility | 35,000 | 12,500 |
| Unsecured debt | - | 25,780 |
| Total debt | 463,716 | 525,836 |
| Accounts payable, accrued expenses and other liabilities | 31,927 | 35,400 |
| **Total liabilities** | 495,643 | 561,236 |
| | | |
| Noncontrolling redeemable interest | 1,734 | 1,829 |
| | | |
| Shareholders' equity | | |
| Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at December 31, 2009 | - | 48,263 |
| Common shares, without par value; $.10 stated value; 91,000,000 authorized; 37,370,763 issued and 32,120,206 outstanding at June 30, 2010 and 22,995,763 issued and 16,675,826 outstanding at December 31, 2009, respectively | 3,737 | 2,300 |
| Paid-in capital | 455,104 | 283,090 |
| Accumulated distributions in excess of accumulated net income | (187,633) | (168,822) |
| Accumulated other comprehensive loss | (296) | (1,420) |
| Less: Treasury shares, at cost, 5,250,557 and 6,319,937 shares at June 30, 2010 and December 31, 2009, respectively | (58,901) | (63,971) |
| **Total shareholders' equity** | 212,011 | 99,440 |
| **Total liabilities and shareholders' equity** | $ 709,388 | $ 662,505 |

**Associated Estates Realty Corporation**
**Consolidated Statements of Operations**
**Three and Six Months Ended June 30, 2010 and 2009**
*(Unaudited; dollar and share amounts in thousands)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | 2010 | 2009 | 2010 | 2009 |
| **REVENUE** | | | | |
| Property revenue | $ 32,962 | $ 32,138 | $ 64,607 | $ 63,962 |
| Management and service company revenue: | | | | |
|   Fees, reimbursements and other | 290 | 357 | 498 | 825 |
|   Construction and other services | 1,628 | 253 | 2,731 | 350 |
|     Total revenue | 34,880 | 32,748 | 67,836 | 65,137 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | 14,262 | 13,812 | 28,186 | 27,566 |
| Depreciation and amortization | 8,971 | 8,587 | 17,591 | 17,795 |
| Direct property management and service company expense | 277 | 348 | 409 | 708 |
| Construction and other services | 1,885 | 322 | 3,301 | 535 |
| General and administrative | 3,692 | 3,165 | 7,397 | 6,304 |
| Costs associated with acquisitions | 61 | - | 61 | - |
|     Total expenses | 29,148 | 26,234 | 56,945 | 52,908 |
| Operating income | 5,732 | 6,514 | 10,891 | 12,229 |
| Interest income | 11 | 18 | 20 | 33 |
| Interest expense | (8,304) | (8,736) | (16,365) | (16,919) |
| (Loss) income before gain on insurance recoveries and income from discontinued operations | (2,561) | (2,204) | (5,454) | (4,657) |
| Gain on insurance recoveries | - | 544 | - | 544 |
| (Loss) income from continuing operations | (2,561) | (1,660) | (5,454) | (4,113) |
| Income from discontinued operations: | | | | |
|   Operating income | - | 267 | - | 569 |
|   Gain on disposition of properties | - | 13,135 | - | 15,413 |
| Income from discontinued operations | - | 13,402 | - | 15,982 |
| **Net (loss) income** | (2,561) | 11,742 | (5,454) | 11,869 |
|   Net income attributable to noncontrolling redeemable interest | (13) | (14) | (26) | (27) |
| **Net (loss) income attributable to AERC** | (2,574) | 11,728 | (5,480) | 11,842 |
| Preferred share dividends | (980) | (1,049) | (2,030) | (2,100) |
| Preferred share redemption costs | (993) | - | (993) | - |
| Allocation to participating securities | - | (429) | - | (482) |
| **Net (loss) income applicable to common shares** | $ (4,547) | $ 10,250 | $ (8,503) | $ 9,260 |
| | | | | |
| **Earnings per common share - basic and diluted:** | | | | |
| (Loss) income from continuing operations applicable to common shares | $ (0.17) | $ (0.16) | $ (0.35) | $ (0.38) |
| Income from discontinued operations | - | 0.78 | - | 0.94 |
| Net (loss) income applicable to common shares | $ (0.17) | $ 0.62 | $ (0.35) | $ 0.56 |
| | | | | |
| Weighted average shares outstanding - basic and diluted | 27,433 | 16,528 | 24,316 | 16,481 |

**Associated Estates Realty Corporation**
**Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)**
*(In thousands, except per share data)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| **CALCULATION OF FFO AND FAD** | | | | |
| Net (loss) income attributable to AERC | $ (2,574) | $ 11,728 | $ (5,480) | $ 11,842 |
| | | | | |
| Add: Depreciation - real estate assets | 8,367 | 8,245 | 16,589 | 16,500 |
| Amortization of intangible assets | 192 | 173 | 192 | 1,011 |
| Less: Preferred share dividends | (980) | (1,049) | (2,030) | (2,100) |
| Preferred share redemption costs | (993) | - | (993) | - |
| Gain on disposition of properties/gain on insurance recoveries | - | (13,679) | - | (15,957) |
| | | | | |
| **Funds from Operations (FFO)** [1] | 4,012 | 5,418 | 8,278 | 11,296 |
| | | | | |
| Add: Preferred share redemption costs | 993 | - | 993 | - |
| Trust preferred redemption costs | 727 | - | 727 | - |
| Less: Refund of defeasance costs for previously defeased loans | - | - | (553) | (563) |
| | | | | - |
| **Funds from Operations as adjusted** [1] | 5,732 | 5,418 | 9,445 | 10,733 |
| | | | | |
| Add: Depreciation - other assets | 412 | 385 | 810 | 758 |
| Amortization of deferred financing fees | 315 | 301 | 697 | 623 |
| Less: Recurring fixed asset additions [2] | (2,008) | (1,707) | (3,229) | (3,065) |
| **Funds Available for Distribution (FAD)** [1] | $ 4,451 | $ 4,397 | $ 7,723 | $ 9,049 |
| | | | | |
| Weighted average shares outstanding - basic and diluted [3] | 27,433 | 16,528 | 24,316 | 16,481 |
| | | | | |
| **PER SHARE INFORMATION:** | | | | |
| FFO - basic and diluted | $ 0.15 | $ 0.33 | $ 0.34 | $ 0.69 |
| FFO as adjusted - basic and diluted | $ 0.21 | $ 0.33 | $ 0.39 | $ 0.65 |
| Dividends | $ 0.17 | $ 0.17 | $ 0.34 | $ 0.34 |
| | | | | |
| Payout ratio - FFO | 113.3% | 51.5% | 100.0% | 49.3% |
| Payout ratio - FFO as adjusted | 81.0% | 51.5% | 87.2% | 52.3% |
| Payout ratio - FAD | 106.3% | 63.0% | 106.3% | 61.8% |

(1)   See page 26 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2)   Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3)   The Company has excluded 569 and 326 common share equivalents from the three and six months ended June 30, 2010 calculation, respectively, and 16 common share equivalents from the three and six months ended June 30, 2009 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

**Associated Estates Realty Corporation**
**Discontinued Operations** [1]
**Three Months Ended June 30, 2010 and 2009**
*(Unaudited; dollar amounts in thousands)*

| | Three Months Ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| **REVENUE** | | |
| Property revenue | $ - | $ 925 |
| | | |
| **EXPENSES** | | |
| Property operating and maintenance | - | 442 |
| Depreciation and amortization | - | 216 |
| Total expenses | - | 658 |
| Operating income | - | 267 |
| Interest income | - | - |
| Interest expense | - | - |
| Gain on disposition of properties | - | 13,135 |
| **Income from discontinued operations** | $ - | $ 13,402 |

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations.  Real estate assets that are classified as held for sale are also reported as discontinued operations.  The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved.  In many transactions, these contingencies are not satisfied until the actual closing of the transaction.  Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009.

**Associated Estates Realty Corporation**
**Discontinued Operations** [1]
**Six Months Ended June 30, 2010 and 2009**
*(Unaudited; dollar amounts in thousands)*

| | Six Months Ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| **REVENUE** | | |
| Property revenue | $ - | $ 2,021 |
| | | |
| **EXPENSES** | | |
| Property operating and maintenance | - | 948 |
| Depreciation and amortization | - | 474 |
| Total expenses | - | 1,422 |
| Operating income | - | 599 |
| Interest income | - | 1 |
| Interest expense | - | (31) |
| Gain on disposition of properties | - | 15,413 |
| **Income from discontinued operations** | $ - | $ 15,982 |

(1)  The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009.

**Associated Estates Realty Corporation**
**Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures**
*(In thousands, except estimated GAAP useful life and cost per unit)*

| | Estimated GAAP Useful Life (Years) | Six Months Ended June 30, 2010 | |
| --- | --- | --- | --- |
| | | Amount | Cost Per Unit [1] |
| **OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE** | | | |
| Repairs and maintenance [2] | | $ 4,704 | $ 386 |
| Maintenance personnel labor cost [2] | | 2,696 | 222 |
| Total Operating Expenses Related to Repairs and Maintenance | | 7,400 | 608 |
| **CAPITAL EXPENDITURES** | | | |
| Recurring Capital Expenditures [3] | | | |
| Amenities | 5 | 114 | 10 |
| Appliances | 5 | 444 | 36 |
| Building improvements | 14 | 303 | 25 |
| Carpet and flooring | 5 | 1,256 | 103 |
| Furnishings | 5 | 29 | 2 |
| HVAC and mechanicals | 15 | 426 | 35 |
| Landscaping and grounds | 14 | 483 | 40 |
| Suite improvements | 5 | 63 | 5 |
| Total Recurring Capital Expenditures - Properties | | 3,118 | 256 |
| Corporate capital expenditures [4] | | 111 | 9 |
| Total Recurring Capital Expenditures | | 3,229 | 265 |
| **Total Recurring Capital Expenditures and Repairs and Maintenance** | | $ 10,629 | $ 873 |
| | | | |
| Total Recurring Capital Expenditures | | $ 3,229 | |
| Investment/Revenue Enhancing/Non-Recurring Expenditures [5] | | | |
| Building improvements - unit upgrades | Various | 2,593 | |
| Building improvements - other | 20 | 70 | |
| Corporate office renovations | | 48 | |
| Total Investment/Revenue Enhancing/Non-Recurring Expenditures | | 2,711 | |
| **Grand Total Capital Expenditures** | | $ 5,940 | |

(1)    Calculated using weighted average units owned during the three months ended June 30, 2010 of 12,182.

(2)    Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)    See page 28 for the Company's definition of recurring fixed asset additions.

(4)    Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5)    See page 28 for the Company's definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

**Associated Estates Realty Corporation**
**Fees, Reimbursements and Other Revenue, Direct Property Management**
**and Service Company Expense and General and Administrative Expense**
**For the Three and Six Months Ended June 30, 2010 and 2009**
*(In thousands)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | 2010 | 2009 | 2010 | 2009 |
| **Fees, Reimbursements and Other Revenue** | | | | |
| Property management fees | $ 20 | $ 68 | $ 40 | $ 129 |
| Asset management fees | 73 | 74 | 121 | 123 |
| Other revenue | 14 | 9 | 89 | 117 |
| Payroll reimbursements[1] | 183 | 206 | 248 | 456 |
| Fees, Reimbursements and Other Revenue[2] | 290 | 357 | 498 | 825 |
| | | | | |
| **Direct Property Management and Service Company Expense** | | | | |
| Service company allocations | 94 | 142 | 161 | 252 |
| Payroll reimbursements[1] | 183 | 206 | 248 | 456 |
| Direct Property Management and Service Company Expense[2] | 277 | 348 | 409 | 708 |
| **Service Company NOI** | $ 13 | $ 9 | $ 89 | $ 117 |
| | | | | |
| **General and Administrative and Service Company Expense** | | | | |
| General and administrative expense[2] | $ 3,692 | $ 3,165 | $ 7,397 | $ 6,304 |
| Service company allocations | 94 | 142 | 161 | 252 |
| General and Administrative and Service Company Expense | $ 3,786 | $ 3,307 | $ 7,558 | $ 6,556 |

(1)    Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)    As reported per the Consolidated Statement of Operations.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Last Five Quarters**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | June 30, 2010 | | March 31, 2010 | | Quarter Ended December 31, 2009 | | September 30, 2009 | | June 30, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| **Property Revenue** | $ | 32,336 | $ | 31,646 | $ | 31,756 | $ | 32,255 | $ | 32,138 |
| **Property Operating and Maintenance Expenses** | | | | | | | | | |
| Personnel | | 3,813 | | 3,870 | | 3,687 | | 3,686 | | 3,799 |
| Advertising | | 371 | | 365 | | 380 | | 385 | | 400 |
| Utilities | | 1,821 | | 1,898 | | 1,765 | | 1,851 | | 1,686 |
| Repairs and maintenance | | 2,547 | | 2,132 | | 1,863 | | 2,417 | | 2,463 |
| Real estate taxes and insurance | | 4,285 | | 4,540 | | 4,398 | | 4,494 | | 4,332 |
| Other operating | | 1,204 | | 1,119 | | 1,143 | | 1,166 | | 1,132 |
| **Total Expenses** | | 14,041 | | 13,924 | | 13,236 | | 13,999 | | 13,812 |
| **Property Net Operating Income** | $ | 18,295 | $ | 17,722 | $ | 18,520 | $ | 18,256 | $ | 18,326 |
| **Operating Margin** | | 56.6% | | 56.0% | | 58.3% | | 56.6% | | 57.0% |
| **Total Number of Units** | | 12,108 | | 12,108 | | 12,108 | | 12,108 | | 12,108 |
| **NOI Per Unit** | $ | 1,511 | $ | 1,464 | $ | 1,530 | $ | 1,508 | $ | 1,514 |
| **Average Net Rents Per Unit** [1] | $ | 909 | $ | 906 | $ | 912 | $ | 917 | $ | 920 |
| **Average Net Rent Collected Per Unit** [2] | $ | 859 | $ | 844 | $ | 848 | $ | 858 | $ | 855 |
| **Physical Occupancy - End of Period** [3] | | 96.6% | | 95.3% | | 93.9% | | 94.6% | | 95.4% |

(1)     Represents gross potential rents less concessions.

(2)     Represents gross potential rents less vacancies and concessions.

(3)     Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Six Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | Six Months Ended June 30, | | | |
| --- | --- | --- | --- | --- |
| | | 2010 | | 2009 |
| **Property Revenue** | $ | 63,982 | $ | 63,962 |
| | | | | |
| **Property Operating and Maintenance Expenses** | | | | |
| Personnel | | 7,683 | | 7,536 |
| Advertising | | 736 | | 791 |
| Utilities | | 3,719 | | 3,497 |
| Repairs and maintenance | | 4,679 | | 4,674 |
| Real estate taxes and insurance | | 8,825 | | 8,850 |
| Other operating | | 2,323 | | 2,218 |
| **Total Expenses** | | 27,965 | | 27,566 |
| | | | | |
| **Property Net Operating Income** | $ | 36,017 | $ | 36,396 |
| | | | | |
| **Operating Margin** | | 56.3% | | 56.9% |
| | | | | |
| **Total Number of Units** | | 12,108 | | 12,108 |
| | | | | |
| **NOI Per Unit** | $ | 2,975 | $ | 3,006 |
| | | | | |
| **Average Net Rents Per Unit** [1] | $ | 908 | $ | 923 |
| | | | | |
| **Average Net Rent Collected Per Unit** [2] | $ | 852 | $ | 851 |
| | | | | |
| **Physical Occupancy - End of Period** [3] | | 96.6% | | 95.4% |

(1)     Represents gross potential rents less concessions.

(2)     Represents gross potential rents less vacancies and concessions.

(3)     Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**As of June 30, 2010 and 2009**
*(Unaudited)*

| | No. of Units | Average Age [6] | Net Rent Collected per Unit [1] Q2 2010 | Net Rent Collected per Unit [1] Q2 2009 | Net Rent Collected per Unit [1] % Change | Net Rents per Unit [2] Q2 2010 | Net Rents per Unit [2] Q2 2009 | Net Rents per Unit [2] % Change | Average Rent per Unit [3] Q2 2010 | Average Rent per Unit [3] Q2 2009 | Average Rent per Unit [3] % Change | Physical Occupancy [4] Q2 2010 | Physical Occupancy [4] Q2 2009 | Turnover Ratio [5] Q2 2010 | Turnover Ratio [5] Q2 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Midwest Properties** | | | | | | | | | | | | | | | |
| Indiana | 836 | 14 | $ 802 | $ 809 | (0.9)% | $ 846 | $ 851 | (0.6)% | $ 914 | $ 908 | 0.7% | 97.8% | 97.8% | 95.7% | 87.1% |
| Michigan | 2,888 | 19 | 722 | 727 | (0.7)% | 760 | 768 | (1.0)% | 840 | 839 | 0.1% | 97.3% | 96.1% | 62.9% | 67.7% |
| Ohio - Central Ohio | 2,621 | 19 | 775 | 779 | (0.5)% | 818 | 820 | (0.2)% | 849 | 837 | 1.4% | 96.4% | 97.0% | 63.6% | 67.6% |
| Ohio - Northeastern Ohio | 1,303 | 15 | 933 | 924 | 1.0% | 963 | 957 | 0.6% | 1,024 | 1,014 | 1.0% | 98.9% | 98.9% | 62.0% | 50.3% |
| Total Midwest Properties | 7,648 | 18 | 785 | 788 | (0.4)% | 824 | 827 | (0.4)% | 882 | 876 | 0.7% | 97.3% | 97.1% | 66.6% | 66.8% |
| **Mid-Atlantic Properties** | | | | | | | | | | | | | | | |
| Baltimore/Washington | 667 | 24 | 1,256 | 1,250 | 0.5% | 1,330 | 1,315 | 1.1% | 1,387 | 1,352 | 2.6% | 95.7% | 98.1% | 49.2% | 40.2% |
| Virginia | 804 | 4 | 1,089 | 1,097 | (0.7)% | 1,149 | 1,176 | (2.3)% | 1,217 | 1,184 | 2.8% | 96.4% | 94.9% | 74.1% | 74.6% |
| Total Mid-Atlantic Properties | 1,471 | 13 | 1,165 | 1,167 | (0.2)% | 1,231 | 1,239 | (0.6)% | 1,294 | 1,260 | 2.7% | 96.1% | 96.3% | 62.8% | 59.0% |
| **Southeast Properties** | | | | | | | | | | | | | | | |
| Florida | 1,272 | 11 | 1,134 | 1,124 | 0.9% | 1,191 | 1,216 | (2.1)% | 1,360 | 1,352 | 0.6% | 95.9% | 94.0% | 57.5% | 62.9% |
| Georgia | 1,717 | 15 | 726 | 689 | 5.4% | 806 | 843 | (4.4)% | 1,004 | 980 | 2.4% | 94.5% | 87.8% | 71.3% | 67.6% |
| Total Southeast Properties | 2,989 | 14 | 900 | 874 | 3.0% | 970 | 1,002 | (3.2)% | 1,155 | 1,138 | 1.5% | 95.1% | 90.4% | 65.4% | 65.6% |
| **Total/Average Same Community** | 12,108 | 16 | $ 859 | $ 855 | 0.5% | $ 909 | $ 920 | (1.2)% | $ 1,000 | $ 987 | 1.3% | 96.6% | 95.4% | 65.8% | 65.6% |

(1) Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.

(2) Represents gross potential rents less concessions for all units divided by the number of units in a market.

(3) Represents gross potential rents for all units divided by the number of units in a market.

(4) Represents physical occupancy at the end of the quarter.

(5) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6) Age shown in years.

**Associated Estates Realty Corporation**
**Property Revenue**
**For the Three Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Revenue | No. of Units | 2010 Physical Occupancy [1] | 2009 Physical Occupancy [1] | Q2 2010 Revenue | Q2 2009 Revenue | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 2,130 | $ 2,115 | $ 15 | 0.7% |
| Michigan | 2,888 | 97.3% | 96.1% | 6,559 | 6,604 | (45) | (0.7)% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 6,330 | 6,334 | (4) | (0.1)% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 3,791 | 3,732 | 59 | 1.6% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 18,810 | 18,785 | 25 | 0.1% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 2,563 | 2,550 | 13 | 0.5% |
| Virginia | 804 | 96.4% | 94.9% | 2,686 | 2,754 | (68) | (2.5)% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 5,249 | 5,304 | (55) | (1.0)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 4,443 | 4,401 | 42 | 1.0% |
| Georgia | 1,717 | 94.5% | 87.8% | 3,834 | 3,648 | 186 | 5.1% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 8,277 | 8,049 | 228 | 2.8% |
| | | | | | | | |
| Total/Same Community Property Revenue | 12,108 | 96.6% | 95.4% | 32,336 | 32,138 | 198 | 0.6% |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 626 | - | 626 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [3] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| | | | | | | | |
| Total Property Revenue | 12,472 | 96.0% | 95.4% | $ 32,962 | $ 32,138 | $ 824 | 2.6% |

(1)     Represents physical occupancy at the end of the quarter.

(2)     The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)     Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Three Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Operating Expenses | No. of Units | 2010 Physical Occupancy [1] | 2009 Physical Occupancy [1] | Q2 2010 Expenses | Q2 2009 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 745 | $ 872 | $ (127) | (14.6)% |
| Michigan | 2,888 | 97.3% | 96.1% | 3,195 | 3,199 | (4) | (0.1)% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 2,897 | 2,851 | 46 | 1.6% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 1,435 | 1,437 | (2) | (0.1)% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 8,272 | 8,359 | (87) | (1.0)% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 949 | 827 | 122 | 14.8% |
| Virginia | 804 | 96.4% | 94.9% | 914 | 865 | 49 | 5.7% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 1,863 | 1,692 | 171 | 10.1% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 1,849 | 1,925 | (76) | (3.9)% |
| Georgia | 1,717 | 94.5% | 87.8% | 2,057 | 1,836 | 221 | 12.0% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 3,906 | 3,761 | 145 | 3.9% |
| | | | | | | | |
| Total/Same Community Property Operating Expenses | 12,108 | 96.6% | 95.4% | 14,041 | 13,812 | 229 | 1.7% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 221 | - | 221 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [3] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| | | | | | | | |
| Total Property Operating Expenses | 12,472 | 96.0% | 95.4% | $ 14,262 | $ 13,812 | $ 450 | 3.3% |

[1]    Represents physical occupancy at the end of the quarter.

[2]    The Company defines acquisition properties as acquired properties which have not been owned for one year.

[3]    Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Three Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property NOI [1] | No. of Units | 2010 Physical Occupancy [2] | 2009 Physical Occupancy [2] | Q2 2010 NOI | Q2 2009 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 1,385 | $ 1,243 | $ 142 | 11.4% |
| Michigan | 2,888 | 97.3% | 96.1% | 3,364 | 3,405 | (41) | (1.2)% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 3,433 | 3,483 | (50) | (1.4)% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 2,356 | 2,295 | 61 | 2.7% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 10,538 | 10,426 | 112 | 1.1% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 1,614 | 1,723 | (109) | (6.3)% |
| Virginia | 804 | 96.4% | 94.9% | 1,772 | 1,889 | (117) | (6.2)% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 3,386 | 3,612 | (226) | (6.3)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 2,594 | 2,476 | 118 | 4.8% |
| Georgia | 1,717 | 94.5% | 87.8% | 1,777 | 1,812 | (35) | (1.9)% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 4,371 | 4,288 | 83 | 1.9% |
| | | | | | | | |
| Total/Same Community Property NOI | 12,108 | 96.6% | 95.4% | 18,295 | 18,326 | (31) | (0.2)% |
| | | | | | | | |
| **Acquisitions** [3] | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 405 | - | 405 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| | | | | | | | |
| Total Property NOI | 12,472 | 96.0% | 95.4% | $ 18,700 | $ 18,326 | $ 374 | 2.0% |

(1) See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not been owned for one year.

(4) Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Revenue**
**For the Six Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Revenue | No. of Units | 2010 Physical Occupancy [1] | 2009 Physical Occupancy [1] | YTD 2010 Revenues | YTD 2009 Revenues | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 4,177 | $ 4,168 | $ 9 | 0.2% |
| Michigan | 2,888 | 97.3% | 96.1% | 12,935 | 13,138 | (203) | (1.5)% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 12,586 | 12,646 | (60) | (0.5)% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 7,459 | 7,369 | 90 | 1.2% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 37,157 | 37,321 | (164) | (0.4)% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 5,114 | 5,018 | 96 | 1.9% |
| Virginia | 804 | 96.4% | 94.9% | 5,348 | 5,534 | (186) | (3.4)% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 10,462 | 10,552 | (90) | (0.9)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 8,779 | 8,785 | (6) | (0.1)% |
| Georgia | 1,717 | 94.5% | 87.8% | 7,584 | 7,304 | 280 | 3.8% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 16,363 | 16,089 | 274 | 1.7% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.6% | 95.4% | 63,982 | 63,962 | 20 | 0.0% |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 625 | - | 625 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [3] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| | | | | | | | |
| Total Property Revenue | 12,472 | 96.0% | 95.4% | $ 64,607 | $ 63,962 | $ 645 | 1.0% |

(1)  Represents physical occupancy at the end of the quarter.

(2)  The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)  Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Six Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Operating Expenses | No. of Units | 2010 Physical Occupancy [1] | 2009 Physical Occupancy [1] | YTD 2010 Expenses | YTD 2009 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 1,658 | $ 1,796 | $ (138) | (7.7)% |
| Michigan | 2,888 | 97.3% | 96.1% | 6,310 | 6,303 | 7 | 0.1% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 5,734 | 5,620 | 114 | 2.0% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 2,826 | 2,885 | (59) | (2.0)% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 16,528 | 16,604 | (76) | (0.5)% |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 1,894 | 1,711 | 183 | 10.7% |
| Virginia | 804 | 96.4% | 94.9% | 1,813 | 1,802 | 11 | 0.6% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 3,707 | 3,513 | 194 | 5.5% |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 3,742 | 3,831 | (89) | (2.3)% |
| Georgia | 1,717 | 94.5% | 87.8% | 3,988 | 3,618 | 370 | 10.2% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 7,730 | 7,449 | 281 | 3.8% |
| Total Same Community | 12,108 | 96.6% | 95.4% | 27,965 | 27,566 | 399 | 1.4% |
| **Acquisitions [2]** | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 221 | - | 221 | N/A |
| **Development** | | | | | | | |
| Virginia [3] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| Total Property Operating Expenses | 12,472 | 96.0% | 95.4% | $ 28,186 | $ 27,566 | $ 620 | 2.2% |

(1)    Represents physical occupancy at the end of the quarter.

(2)    The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)    Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Six Months Ended June 30, 2010 and 2009**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property NOI [1] | No. of Units | 2010 Physical Occupancy [2] | 2009 Physical Occupancy [2] | YTD 2010 NOI | YTD 2009 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.8% | 97.8% | $ 2,519 | $ 2,372 | $ 147 | 6.2% |
| Michigan | 2,888 | 97.3% | 96.1% | 6,625 | 6,835 | (210) | (3.1)% |
| Ohio - Central Ohio | 2,621 | 96.4% | 97.0% | 6,852 | 7,026 | (174) | (2.5)% |
| Ohio - Northeastern Ohio | 1,303 | 98.9% | 98.9% | 4,633 | 4,484 | 149 | 3.3% |
| Total Midwest Properties | 7,648 | 97.3% | 97.1% | 20,629 | 20,717 | (88) | (0.4)% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 95.7% | 98.1% | 3,220 | 3,307 | (87) | (2.6)% |
| Virginia | 804 | 96.4% | 94.9% | 3,535 | 3,732 | (197) | (5.3)% |
| Total Mid-Atlantic Properties | 1,471 | 96.1% | 96.3% | 6,755 | 7,039 | (284) | (4.0)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.9% | 94.0% | 5,037 | 4,954 | 83 | 1.7% |
| Georgia | 1,717 | 94.5% | 87.8% | 3,596 | 3,686 | (90) | (2.4)% |
| Total Southeast Properties | 2,989 | 95.1% | 90.4% | 8,633 | 8,640 | (7) | (0.1)% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.6% | 95.4% | 36,017 | 36,396 | (379) | (1.0)% |
| | | | | | | | |
| **Acquisitions** [3] | | | | | | | |
| Virginia | 304 | 90.8% | N/A | 404 | - | 404 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | N/A | N/A | N/A | N/A | N/A | N/A |
| | | | | | | | |
| Total Property NOI | 12,472 | 96.0% | 95.4% | $ 36,421 | $ 36,396 | $ 25 | 0.1% |

(1) See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not been owned for one year.

(4) Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Debt Structure**
**As of June 30, 2010**
*(Dollar amounts in thousands)*

| | Balance Outstanding June 30, 2010 | Percentage of Total Debt | Weighted Average Interest Rate |
|---|---|---|---|
| **FIXED RATE DEBT** | | | |
| Mortgages payable - CMBS | $ 99,191 | 21.4% | 7.7% |
| Mortgages payable - other [1] | 294,947 | 63.6% | 5.8% |
| **Total fixed rate debt** | 394,138 | 85.0% | 6.3% |
| | | | |
| **VARIABLE RATE DEBT** | | | |
| Mortgages payable | 34,578 | 7.5% | 4.8% |
| Unsecured revolving credit facility | 35,000 | 7.5% | 1.8% |
| **Total variable rate debt** | 69,578 | 15.0% | 3.3% |
| **TOTAL DEBT** | $ 463,716 | 100.0% | 5.8% |

| | |
|---|---|
| Interest coverage ratio [2] | 1.75:1 |
| Fixed charge coverage ratio [3] | 1.55:1 |
| Weighted average maturity | 6.0 years |

| SCHEDULED PRINCIPAL MATURITIES | Fixed Rate CMBS | Fixed Rate Other | Variable Rate | Total |
|---|---|---|---|---|
| 2010 | $ - | $ 21,000 | $ - | $ 21,000 |
| 2011[4] | 54,021 | - | 35,000 | 89,021 |
| 2012 | 45,170 | 36,000 | - | 81,170 |
| 2013 | - | 132,209 | - | 132,209 |
| 2014 | - | 44,538 | | 44,538 |
| Thereafter | - | 61,200 | 34,578 | 95,778 |
| Total | $ 99,191 | $ 294,947 | $ 69,578 | $ 463,716 |

(1)  Includes $21,000 of variable rate debt swapped to fixed.

(2)  Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits.  See page 27 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(3)  Represents interest expense coverage, including capitalized interest and excluding defeasance and/or other prepayment costs/credits.

(4)  Includes the Company's unsecured revolving credit facility.

**Associated Estates Realty Corporation**
**2010 Financial Outlook**
**As of July 26, 2010**

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.**

### Earnings Guidance Per Common Share

| | |
|---|---|
| Expected net (loss) income attributable to AERC | $-0.38 to $-0.32 |
| Expected real estate depreciation and amortization | 1.31 |
| Expected preferred share dividends | -0.07 |
| Expected preferred share redemption costs | -0.04 |
| Expected gains on disposition of properties/insurance recoveries | 0.00 |
| Expected Funds from Operations[1] | $0.82 to $0.88 |
| Expected net defeasance costs (credits) | -0.02 |
| Expected trust preferred redemption costs | 0.03 |
| Expected preferred share redemption costs | 0.04 |
| Expected Funds from Operations as adjusted [1] | $0.87 to $0.93 |

### Same Community Portfolio

| | |
|---|---|
| Revenue growth | -0.25% to 0.25% |
| Expense growth | 2.00% to 2.50% |
| Property NOI [2] growth | -2.00% to -1.50% |
| Physical occupancy | 95.0% |

### Transactions

| | |
|---|---|
| Acquisitions | $100.0 to $150.0 million |
| Dispositions | $0 million |
| Development [3] | $2.5 million |

### Corporate Expenses

| | |
|---|---|
| General and administrative expense | $14.2 million |
| Service company expense [4] | $0.4 million |
| Total | $14.6 million |
| Costs associated with acquistions | $0.4 million |

### Debt

| | |
|---|---|
| Capitalized interest [3] | $0.3 million |
| Expensed interest (excluding defeasance/prepayment costs (credits)) [5] | $32.2 million |
| Expected net defeasance/prepayment costs (credits) | $(0.6) million |
| Trust preferred redemption costs | $0.7 million |

### Capital Structure [6]

| | |
|---|---|
| Common share issuances [7] | $169.2 million |
| Common share repurchases | $0 million |
| Preferred share repurchases/redemption | $48.3 million |
| Preferred share redemption costs | $1.0 million |

(1)   See page 26 for the Company's definition of this non-GAAP measurement.

(2)   See page 28 for the Company's definition of this non-GAAP measurement.

(3)   Reflects construction of 60 units on adjacent land to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010. Total cost of development was $6.8 million, which includes $0.3 million of capitalized interest.

(4)   Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in accordance with GAAP in fees, reimbursements and other and direct property management and service company expense.

(5)   Includes $1.3 million of deferred financing costs.

(6)   Earnings guidance does not take into consideration any additional share issuances or share repurchases.

(7)   Reflects issuances of 5,175,000 shares on January 15, 2010 and 9,200,000 shares on May 12, 2010.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

**Funds from Operations ("FFO")**

The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

**Funds from Operations ("FFO") as adjusted**

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of refunds on previously defeased loans of $(553,000) and $(563,000) for the six months ended June 30, 2010 and June 30, 2009, respectively. In accordance with GAAP, these refunds on previously defeased loans are included as interest expense in the Company's Consolidated Statement of Operations. Additionally, the three and six months ended June 30, 2010 includes add backs of non–cash charges of $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

**Funds Available for Distribution ("FAD")**

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shares to EBITDA.

| (In thousands) | Three Months Ended June 30, 2010 | | Three Months Ended June 30, 2009 | | Six Months Ended June 30, 2010 | | Six Months Ended June 30, 2009 | |
|---|---|---|---|---|---|---|---|---|
| Net (loss) income applicable to common shares | $ | (4,547) | $ | 10,250 | $ | (8,503) | $ | 9,260 |
| Allocation to participating securities | | - | | 429 | | - | | 482 |
| Preferred share dividends | | 980 | | 1,049 | | 2,030 | | 2,100 |
| Preferred share redemption costs | | 993 | | - | | 993 | | - |
| Interest income | | (11) | | (18) | | (20) | | (34) |
| Interest expense [1] | | 8,304 | | 8,736 | | 16,365 | | 16,950 |
| Depreciation and amortization | | 8,971 | | 8,803 | | 17,591 | | 18,269 |
| Gain on disposition of properties/gain on insurance recoveries | | - | | (13,679) | | - | | (15,957) |
| Taxes | | 79 | | 86 | | 157 | | 160 |
| **Total EBITDA** | $ | 14,769 | $ | 15,656 | $ | 28,613 | $ | 31,230 |

[1]   The three months ended June 30, 2010 and 2009 included defeasance credits and preferred share redemption costs of $727 and $0, respectively. The six months ended June 30, 2010 and 2009 includes defeasance credits and preferred share repurchase costs of $174 and $(563), respectively.

## Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

## Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| *(In thousands)* | 2010 | 2009 | 2010 | 2009 |
| Property NOI | $ 18,700 | $ 18,326 | $ 36,421 | $ 36,396 |
| Service company NOI | 13 | 9 | 89 | 117 |
| Construction and other services NOI | (257) | (69) | (570) | (185) |
| Depreciation and amortization | (8,971) | (8,587) | (17,591) | (17,795) |
| General and administrative expense | (3,692) | (3,165) | (7,397) | (6,304) |
| Costs associated with acquisitions | (61) | - | (61) | - |
| Interest income | 11 | 18 | 20 | 33 |
| Interest expense | (8,304) | (8,736) | (16,365) | (16,919) |
| Gain on insurance recoveries | - | 544 | - | 544 |
| Income from discontinued operations: | | | | |
|   Operating income | - | 267 | - | 569 |
|   Gain on disposition of properties | - | 13,135 | - | 15,413 |
| Income from discontinued operations | - | 13,402 | - | 15,982 |
| Net (loss) income | (2,561) | 11,742 | (5,454) | 11,869 |
| Net income attributable to noncontrolling redeemable interest | (13) | (14) | (26) | (27) |
| Consolidated net (loss) income attributable to AERC | $ (2,574) | $ 11,728 | $ (5,480) | $ 11,842 |

## Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

## Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

## Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.